SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __) *

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

65345M108

(CUSIP Number)

November 5, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 65345M108	13 G	Page 2 of 11

1	NAME OF REPORTING PERSON Meritech Capital Partners V L.P. (“MCP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,162,988* shares, except that Meritech Capital Associates V L.L.C. (“MCA V”), the general partner of MCP V, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 4,162,988* shares, except that MCA V, the general partner of MCP V, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,162,988*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.0%*
12	TYPE OF REPORTING PERSON*	PN

* Represents 4,162,988 shares of Class B Common Stock held directly by MCP V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 4,162,988 shares of Class B Common Stock held by MCP V). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.1%.

CUSIP NO. 65345M108	13 G	Page 3 of 11

1	NAME OF REPORTING PERSON Meritech Capital Affiliates V L.P. (“MC AFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 119,923* shares, except that MCA V, the general partner of MC AFF V, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 119,923* shares, except that MCA V, the general partner of MC AFF V, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	119,923*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON*	PN

* Represents 119,923 shares of Class B Common Stock held directly by MCA V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 119,923 shares of Class B Common Stock held by MCA V). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.0%.

CUSIP NO. 65345M108	13 G	Page 4 of 11

1	NAME OF REPORTING PERSON Meritech Capital Associates V L.L.C. (“MCA V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,282,911* shares, of which 4,162,988 shares are held by MCP V and 119,923 shares are held by MC AFF V, for whom MCA V serves as general partner.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 4,282,911* shares, of which 4,162,988 shares are held by MCP V and 119,923 shares are held by MC AFF V, for whom MCA V serves as general partner.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,282,911*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.2%
12	TYPE OF REPORTING PERSON*	OO

* Represents 4,162,988 shares of Class B Common Stock held directly by MCP V and 119,923 shares of Class B Common Stock directly held by MC AFF V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 4,282,911 shares of Class B Common Stock held by MCP V and MC AFF V). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.1%.

CUSIP NO. 65345M108	13 G	Page 5 of 11

ITEM 1(A).	NAME OF ISSUER

Nextdoor Holdings, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

420 Taylor Street

San Francisco, California 94102

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Meritech Capital Partners V L.P., a Delaware limited partnership (“MCP V”), Meritech Capital Affiliates V L.P., a Delaware limited partnership (“MC AFF V”) and Meritech Capital Associates V L.L.C., a Delaware limited liability company (“MCA V”). The foregoing entities are collectively referred to as the “Reporting Persons.”

MCA V is the general partner of each of MCP V and MC AFF V, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP V and MC AFF V.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners
245 Lytton Ave, Suite 125
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

MCP V and MC AFF V are Delaware limited partnerships. MCA V is a Delaware limited liability company.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, par value $0.0001
CUSIP #65345M108

ITEM 3.	Not Applicable.

CUSIP NO. 65345M108	13 G	Page 6 of 11

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Class A Common Stock of the issuer by the Reporting Persons filing this Statement is provided as of February 14, 2022 (based on 78,953,663 shares of Class A Common Stock and 304,003,976 shares of Class B Common Stock outstanding as of November 5, 2021, as reported by the issuer in its Form 8-K dated as of November 5, 2021).

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP V and MC AFF V, and the limited liability company agreement of MCA V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

CUSIP NO. 65345M108	13 G	Page 7 of 11

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 65345M108	13 G	Page 8 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Entities:

Meritech Capital Partners V L.P.

Meritech Capital Affiliates V L.P.

Meritech Capital Associates V L.L.C.

By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 65345M108	13 G	Page 9 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

Exhibit B: Reference to Joel Backman as Attorney-in-Fact	11

CUSIP NO. 65345M108	13 G	Page 10 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Nextdoor Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2022

Entities:

Meritech Capital Partners V L.P.

Meritech Capital Affiliates V L.P.

Meritech Capital Associates V L.L.C.

By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

CUSIP NO. 65345M108	13 G	Page 11 of 11

exhibit B

Reference to Joel Backman as Attorney-in-Fact

Joel Backman has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.